UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 10, 2021

HENNESSY CAPITAL INVESTMENT CORP. V

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39892	85-3433864
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3415 N. Pines Way, Suite 204 Wilson, Wyoming	83014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (307) 201-1903

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A common stock, par value $0.0001 per share	HCIC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	HCICW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A Common Stock and one-fourth of one Redeemable Warrant	HCICU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement and Plan of Reorganization

On May 7, 2021, Hennessy Capital Investment Corp. V (“HCIC”) entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) to effect an initial business combination, by and among HCIC, PlusAI Corp, an exempted company incorporated with limited liability in the Cayman Islands (“Plus” or the “Company”), Plus Inc., an exempted company incorporated with limited liability in the Cayman Islands (“PubCo”), Prime Merger Sub I, Inc., an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly-owned subsidiary of PubCo (“First Merger Sub”), Prime Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Second Merger Sub”), and Plus Holdings Ltd., an exempted company incorporated with limited liability in the Cayman Islands and wholly-owned subsidiary of the Company (“Plus Holdings”).

Pursuant to the Merger Agreement, a business combination between HCIC and Plus (the “Business Combination”) will be effected through (a) the merger of Prime Merger Sub, Ltd., an exempted company incorporated with limited liability in the Cayman Islands and wholly-owned subsidiary of Plus Holdings, with and into the Company, with the Company surviving as a wholly-owned subsidiary of Plus Holdings (the “F-Reorg Merger”); (b) following the F-Reorg Merger, the merger of First Merger Sub with and into Plus Holdings, with Plus Holdings surviving as a wholly-owned subsidiary of PubCo (the “Plus Merger”); and (c) simultaneously with, and as part of the same overall transaction as the Plus Merger, the merger of Second Merger Sub with and into HCIC, with HCIC surviving as a wholly-owned subsidiary of PubCo (the “HCIC Merger” and, together with the Plus Merger, the “Mergers”). As a result of the Mergers, Plus Holdings and HCIC each will become a direct wholly-owned subsidiary of PubCo, the Company will become a direct wholly-owned subsidiary of Plus Holdings and PubCo will become a publicly traded company.

Consideration; Conversion of Securities

Under the terms of the Merger Agreement, the aggregate consideration to be paid to existing Plus shareholders in the Mergers is $2,720,000,000, subject to certain adjustments contained in the Merger Agreement, including reductions for (i) indebtedness, (ii) certain amounts required to be paid pursuant to existing subscription agreements of the Company, to the extent such amounts are not paid in full by July 5, 2021, and (iii) the amount of a share reserve attributable to a Company Share Purchase Warrant (as defined in the Merger Agreement), in each case as more specifically set forth in the Merger Agreement. The consideration will be paid entirely in stock, comprised of newly issued ordinary shares of PubCo at a price of $10.00 per share.

As a result of the Plus Merger, (a) each outstanding share of preferred stock of Plus Holdings (other than the Plus Holdings Series A-3 Preferred Shares (as defined in the Merger Agreement)) and each outstanding ordinary share of Plus as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive the number of ordinary shares of PubCo, par value of $0.000002, designated as Class A Ordinary Shares, which are expected to have one (1) vote per share (“PubCo Class A Ordinary Shares”) equal to the Exchange Ratio (as defined below); (b) each outstanding Plus Holdings Series A-3 Preferred Share as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive the number of ordinary shares of PubCo, par value of $0.000002, designated as Class B Ordinary Shares, which are expected to have eight (8) votes per share (“PubCo Class B Ordinary Shares” and together with the PubCo Class A Ordinary Shares, “PubCo Shares”) equal to the Exchange Ratio; and (c) each Plus Holdings Assumed Convertible Security (as defined in the Merger Agreement) will be assumed by PubCo in accordance with its terms and converted into the right to receive convertible securities in PubCo as determined by the Exchange Ratio. If an ordinary share of Plus Holdings is subject to forfeiture restrictions or other restrictions immediately prior to the Effective Time, then the PubCo Class A Ordinary Shares received in exchange would be subject to an equivalent forfeiture restriction or other restrictions.

“Exchange Ratio” means the following ratio: the quotient obtained by dividing (a) the number of PubCo Shares equal to the quotient determined by dividing (i) the Aggregate Merger Consideration Amount by (ii) $10.00 by (b) the Plus Holdings Deemed Outstanding Shares (as defined in the Merger Agreement) less the number of Plus Holdings Deemed Outstanding Shares attributable to the Company Share Purchase Warrant (as defined in the Merger Agreement).

“Aggregate Merger Consideration Amount” means (x) (i) $2,720,000,000; minus (ii) the estimated indebtedness of the Company as of the Effective Time; and minus (iii) certain amounts required to be paid pursuant to existing subscription agreements of the Company, to the extent not fully paid by certain payment deadlines; multiplied by (y) (i) one hundred percent (100%) minus (ii) (A) the quotient equal to the number of Plus Holdings Deemed Outstanding Shares attributable to the Company Share Purchase Warrant divided by the Plus Holdings Deemed Outstanding Shares (if the Company Share Purchase Warrant is executed prior to the Closing of the Business Combination (the “Closing”)) or (B) twenty percent (20%) (if the Company Share Purchase Warrant is not executed prior to the Closing).

As a result of the HCIC Merger, (a) each outstanding share of HCIC common stock will be cancelled in exchange for the right to receive for one PubCo Class A Ordinary Share, and (b) each outstanding HCIC warrant will become exercisable for one PubCo Class A Ordinary Share on the same terms and conditions.

Registration Statement and Proxy Statement

As promptly as practicable after the date of the Merger Agreement, HCIC and PubCo will prepare and file a registration statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a prospectus with respect to PubCo’s securities to be issued in connection with the Merger Agreement and a proxy statement to be distributed to holders of HCIC’s common stock in connection with HCIC’s solicitation of proxies for the vote by HCIC’s stockholders with respect to the proposed Business Combination with Plus and other matters to be described in the Registration Statement (the “Proxy Statement”).

Stock Exchange Listing

The parties to the Merger Agreement will cooperate to use commercially reasonable efforts to cause the shares and warrants of PubCo to be issued in connection with the Business Combination to be approved for listing as of the Closing date on either the Nasdaq Capital Market or the New York Stock Exchange (the “NYSE”) (as mutually agreed by HCIC and the Company).

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants of (a) the Company, (b) PubCo, First Merger Sub and Second Merger Sub and (c) HCIC, in each case relating to, among other things, their ability to enter into the Merger Agreement and their outstanding capitalization.

Conditions to Closing

The obligations of the Company, Plus Holdings, HCIC, PubCo, First Merger Sub and Second Merger Sub to consummate the Business Combination are subject to customary and other conditions of the respective parties, including approval by HCIC’s and the Company’s shareholders. Other closing conditions of the Merger Agreement include (i) HCIC having at least $5,000,001 of net tangible assets remaining following the exercise of any redemption rights by HCIC stockholders, (ii) the absence of any law or order enjoining or prohibiting the consummation of the Business Combination, (iii) the receipt of approval for the PubCo Class A Ordinary Shares to be listed on either the Nasdaq Capital Market or the New York Stock Exchange (as mutually agreed by HCIC and the Company), (iv) the consummation of the PIPE (as defined below), (v) the absence of any material adverse effect on either the Company or HCIC and (vi) PubCo having delivered to HCIC lock-up agreements executed by persons holding in the aggregate eighty-five percent (85%) of Plus Holdings Deemed Outstanding Shares.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Mergers (whether before or after the required HCIC stockholder vote has been obtained) by written consent of HCIC and Plus and in certain other circumstances, including, but not limited to if: (a) the Closing has not occurred by November 8, 2021, (b) a governmental entity shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable (c) the HCIC Merger and other related proposals are not approved by HCIC’s stockholders at the duly convened meeting of HCIC’s stockholders, (d) if the Company has failed to obtain certain required transaction consents prior to or on the date that is the later of (i) July 5, 2021, and (ii) the date that is twenty (20) business days after the Registration Statement becomes effective, and (e) upon a material breach by HCIC or the Company such that a condition to closing would not be satisfied, subject to a 30-day cure period if curable. If the Merger Agreement is terminated, the Merger Agreement will become void, and there will be no liability under the Merger Agreement on the part of any party thereto, except as set forth in the Merger Agreement or in the case of termination subsequent to a willful material breach of the Merger Agreement by a party thereto.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement filed with this Current Report on Form 8-K. The Merger Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about HCIC, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by HCIC, the Company, Plus Holdings, PubCo, First Merger Sub or Second Merger Sub contained in the Merger Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about HCIC, the Company, Plus Holdings, PubCo, First Merger Sub or Second Merger Sub.

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, on May 7, 2021, HCIC and PubCo entered into separate subscription agreements (the “PIPE Subscription Agreements”) with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and PubCo has agreed to issue and sell to the PIPE Investors, an aggregate of 15,000,000 PubCo Class A Ordinary Shares (the “PIPE Shares”), for a purchase price of $10.00 per share and at an aggregate purchase price of $150,000,000, in a private placement (the “PIPE”).

The PIPE Subscription Agreement contains customary representations and warranties of each of HCIC, PubCo and each PIPE Investor, and customary conditions to closing, including the consummation of the Business Combination. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the PIPE Subscription Agreements, PubCo agreed that, within 15 business days after the Closing Date (the “Filing Deadline”), PubCo will file with the SEC (at PubCo’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and HCIC will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, and PubCo will uses its commercially reasonable efforts to have the Resale Registration Statement declared effective by the SEC by the earlier of (i) 60 days (or 90 days if the SEC notifies PubCo that it will review the Resale Registration Statement) following the Filing Deadline and (ii) 10 business days after the date PubCo is notified by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review. PubCo must maintain the effectiveness of the Resale Registration Statement for up to two years.

The foregoing description of the PIPE Subscription Agreements is qualified in its entirety by reference to the full text of the form of the PIPE Subscription Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Company Shareholder Support Agreement

HCIC, the Company, Plus Holdings, and certain shareholders of the Company and/or Plus Holdings entered into a Shareholder Support Agreement (the “Company Shareholder Support Agreement”), pursuant to which, among other things, the shareholders of the Company and Plus Holdings have agreed (a) to support the adoption of the Merger Agreement and the approval of the Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

The foregoing description of the Company Shareholder Support Agreements is qualified in its entirety by reference to the full text of the form of the Company Shareholder Support Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2 and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor and certain stockholders of HCIC, in each case, that hold shares of HCIC Class B common stock, have executed a Sponsor Support Agreement with the Company and Plus Holdings (the “Sponsor Support Agreement”), pursuant to which, among other things, such persons have agreed (a) to support the adoption of the Merger Agreement and the approval of the Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Voting and Support Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.3 and incorporated herein by reference.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain existing Company shareholders, including all holders of 2% or more of the pre-Closing Company equity securities, will each agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, any PubCo Shares held by it immediately after the Closing, or any PubCo Shares issuable upon the exercise of any options or warrants to purchase PubCo Shares held by them immediately after the Closing, or any securities convertible into or exercisable or exchangeable for PubCo Shares held by it immediately after the Closing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such PubCo Shares or securities convertible into or exercisable or exchangeable for PubCo Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until 180 days after the Closing.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, HCIC’s existing Registration Rights Agreement, dated as of January 14, 2021, will be amended and restated and PubCo, HCIC, Hennessy Capital Partners V LLC (the “Sponsor”), certain persons and entities holding securities of HCIC prior to the Closing (collectively, together with the Sponsor, the “Existing Holders”) and certain persons and entities receiving PubCo Shares pursuant to the Mergers (the “New Holders” and together with the Existing Holders, the “Reg Rights Holders”) will enter into an Amended and Restated Registration Rights Agreement, in the form attached as an exhibit to the Merger Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, PubCo will agree that, within 15 business days after the Closing, PubCo will file with the SEC (at PubCo’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and PubCo will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but in no event later than 60 days (or 120 days if the SEC notifies PubCo that it will review the Resale Registration Statement). In certain circumstances, the Reg Rights Holders can demand up to three underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

The Registration Rights Agreement further provides for the securities of PubCo received in exchange for outstanding shares of HCIC Class B common stock to be locked-up for a period of time following the Closing, as described below, subject to certain customary exceptions. The lock-up restriction period is one year following the Closing, subject to earlier release if (i) the reported last sale price of PubCo’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if PubCo consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of PubCo’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Shareholders Agreement

Concurrently with the execution of the Merger Agreement, PubCo and certain existing shareholders of Plus, including Full Truck Alliance Co. Ltd., an exempted company incorporated with limited liability in the Cayman Islands (“FTA”) and the significant existing shareholder of Plus, entered into a Shareholders Agreement (the “Shareholders Agreement”), which will become effective at (and is contingent upon the occurrence of) the Closing. The Shareholder Agreement provides for, among other things, (i) certain director nomination rights with respect to the post-Closing board of directors of the combined company on a go-forward basis, including that FTA will be entitled to nominate a number of directors as is proportional to its voting ownership percentage and the founders of the Company, David Liu and Hao Zheng, will be entitled to nominate two (2) directors for so long as Messrs. Liu and Zheng remain the Chief Executive Officer (CEO) and Chief Technology Officer (CTO), respectively, of PubCo and their aggregate shareholding in PubCo is maintained at a certain percentage, and (ii) PubCo agreeing not to take any action, without the prior written approval or consent of all PubCo directors, to remove Mr. Liu as PubCo CEO or Mr. Zheng as PubCo CTO without cause within the 18-month period following the Closing. To the extent PubCo terminates Mr. Liu’s or Mr. Zheng’s employment without cause or Mr. Liu or Mr. Zheng resigns for “good reason” at any time during such 18-month period post-Closing, the executive will have the right to require PubCo to repurchase a portion of the PubCo shares held by such executive for cash, for a period of 12 months post-termination or resignation. PubCo will also agree not to remove directors nominated by the aforementioned parties. Pursuant to the Merger Agreement, HCIC will be entitled to nominate two (2) directors to the PubCo board of directors, and such HCIC nominees may not be removed without cause prior to the first annual meeting of PubCo shareholders. The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of the form of Shareholders Agreement.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “PIPE Subscription Agreements” in Item 1.01 of this Current Report is incorporated by reference herein. The PubCo Class A Ordinary Shares to be issued in the PIPE pursuant to the PIPE Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On May 10, 2021, HCIC and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation dated May 2021 that will be used by HCIC and the Company in connection with the Business Combination.

HCIC and Company management will hold a joint investor conference call on May 10, 2021 at 8:30 a.m. Eastern time to discuss the proposed Business Combination (the “Conference Call”) which will be made available via webcast on HCIC’s website at www.hennessycapllc.com and on the Company’s investor relations website at www.plus.ai/investors. An archived version of the Conference Call will be available after completion of the Conference Call on such websites of HCIC and the Company. Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is a copy of the transcript of the Conference Call.

Attached as Exhibit 99.4 are the Company’s unaudited consolidated financial statements as of and for the years ended December 31, 2019 and 2020.

The foregoing information (including Exhibits 99.1, 99.2, 99.3 and 99.4) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

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Additional Information About the Transaction and Where To Find It

In connection with the proposed Business Combination, PubCo will file a Registration Statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed Business Combination and a proxy statement to be distributed to holders of HCIC’s common stock in connection with HCIC’s solicitation of proxies for the vote by HCIC’s stockholders with respect to the proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). Following the Registration Statement having been declared effective by the SEC, HCIC will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of HCIC as of a record date to be established for voting on the proposed Business Combination. Additionally, PubCo and HCIC will file other relevant materials with the SEC in connection with the proposed Business Combination. Security holders of Plus, PubCo, and HCIC are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed Business Combination because they will contain important information about the proposed Business Combination and the parties thereto. Security holders of Plus, PubCo, and HCIC may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed Business Combination by PubCo and HCIC, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website www.plus.ai/investors.com when available or by directing a request to PubCo at Wen Han by email at ir@plus.ai, and/or on HCIC’s website http://www.hennessycapllc.com or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

The Company, HCIC and PubCo and their respective directors and officers may be deemed participants in the solicitation of proxies of HCIC’s stockholders in connection with the proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of HCIC’s executive officers and directors in the solicitation by reading HCIC’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to HCIC’s shareholders in connection with the proposed Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.

Forward Looking Statements

The information in this report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of Plus and Plus’s operating companies following the proposed Business Combination; (3) changes in the market for Plus’s products and services and expansion plans and opportunities; (4) Plus’s unit economics; (5) the sources and uses of cash of the proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; (7) the projected technological developments of Plus and its competitors, (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to manufacture efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches and (12) expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of the Company’s and HCIC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and HCIC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; failure to realize the anticipated benefits of the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to the Company; Plus’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including autonomous driving offerings and otherwise implement its growth strategy; Plus’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to Plus’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between Plus and its employees; Plus’s ability to successfully collaborate with business partners; demand for Plus’s current and future offerings; risks that orders that have been placed for Plus’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that Plus is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to Plus’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic; and those risk factors discussed in documents of PubCo and HCIC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCIC nor the Company presently know or that HCIC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCIC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this report. HCIC and the Company anticipate that subsequent events and developments will cause HCIC’s and the Company’s assessments to change. However, while HCIC and the Company may elect to update these forward-looking statements at some point in the future, HCIC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCIC’s and the Company’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Number	Description

2.1*	Merger Agreement and Plan of Reorganization, dated as of May 7, 2021, by and among Hennessy Capital Investment Corp. V, PlusAI Corp, Plus Inc.., Prime Merger Sub I, Inc., Prime Merger Sub II, Inc. and Plus Holdings Ltd.

10.1	Form of PIPE Subscription Agreement

10.2	Form of Shareholder Support Agreement

10.3

Sponsor Support Agreement, dated as of May 7, 2021, by and among PlusAI Corp, Plus Holdings Ltd., Hennessy Capital Partners V LLC and the other stockholders of Hennessy Capital Investment Corp. V set forth therein

99.1	Joint Press Release of Hennessy Capital Investment Corp. V and PlusAI Corp issued May 10, 2021

99.2	Investor Presentation dated May 2021

99.3	Transcript of May 10, 2021 Joint Hennessy Capital Investment Corp. V and PlusAI Corp Conference Call

99.4	Unaudited consolidated financial statements of PlusAI Corp as of and for the years ended December 31, 2019 and 2020

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Hennessy Capital Investment Corp. V agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2021

Hennessy Capital Investment Corp. V

By:	/s/ Nicholas A. Petruska
Name: Nicholas A. Petruska
Title: Chief Financial Officer